SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Thunder Bridge Capital Partners III Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

88605T 100

(CUSIP Number)

Gary A. Simanson

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

Telephone: (202) 431-0507

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88605T 100	13D/A	Page 2 of 9 pages

1	Names of Reporting Person. TBCP III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,353,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 11,353,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,353,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 91.2%
14	Type of Reporting Person OO

(1)	Includes (i) 10,350,000 shares of the Issuer’s Class B common stock, $0.0001 par value per share (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock” and, together with the Class A Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination, and as more fully described and referred to as founder shares in the Issuer’s Registration Statement on Form S-1 (File No. 333-252109) (the “Registration Statement”) and (ii) 1,003,000 shares of the Issuer’s Class A Common Stock, referred to as placement shares in the Registration Statement.

CUSIP No. 88605T 100	13D/A	Page 3 of 9 pages

1	Names of Reporting Person. Gary A. Simanson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100,000 (2)
	8	Shared Voting Power (see Item 5 below) 11,353,000 (1)(3)
	9	Sole Dispositive Power 100,000 (2)
	10	Shared Dispositive Power (see Item 5 below) 11,353,000 (1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,453,000 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 92.0%
14	Type of Reporting Person IN

(1)	Includes (i) 10,350,000 shares of the Issuer’s Class B common stock, $0.0001 par value per share (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock” and, together with the Class A Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination, and as more fully described and referred to as founder shares in the Issuer’s Registration Statement on Form S-1 (File No. 333-252109) (the “Registration Statement”) and (ii) 1,003,000 shares of the Issuer’s Class A Common Stock, referred to as placement shares in the Registration Statement.

(2)	Includes 100,000 shares of the Issuer’s Class A Common Stock purchased in the Issuer’s initial public offering.

(3)	TBCP III, LLC (the “Sponsor”) is the record holder of the securities reported herein. Gary A. Simanson is the managing member of the Sponsor. Mr. Simanson may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of his control over the Sponsor, as managing member of the Sponsor. Mr. Simanson disclaims beneficial ownership of the shares of Class A Common Stock held by the Sponsor, other than to the extent of his pecuniary interest in such shares.

CUSIP No. 88605T 100	13D/A	Page 4 of 9 pages

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of TBCP III, LLC, a Delaware limited liability company (the “Sponsor”), and Gary A. Simanson (together with the Sponsor, the “Reporting Persons”) for the sole purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on February 19, 2021 (the “Statement”) as a result of the redemption of 40,302,259 shares of Class A Common Stock of the Issuer (defined below), as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2022.

This Schedule 13D/A is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1. Security and Issuer

Securities acquired: Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

Issuer:	Thunder Bridge Capital Partners III Inc.
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066

Item 2. Identity and Background

This Schedule 13D/A is being filed by TBCP III, LLC (the “Sponsor”) and Gary A. Simanson (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Sponsor is organized under the laws of the State of Delaware. Mr. Gary A. Simanson is a citizen of the United States. The address for the principal business office of each Reporting Person is 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066.

The principal business of the Sponsor is investing in securities of the Issuer. Mr. Simanson serves and the President and Chief Executive Officer of the Issuer and as the managing member of the Sponsor. The principal occupation of Mr. Simanson is Chief Executive Officer of Thunder Bridge Capital, LLC.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $10,030,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

The aggregate purchase price for the 100,000 Units purchased in the Issuer’s initial public offering (the “IPO”) was $1,000,000. The source of these funds was personal funds of Mr. Simanson.

CUSIP No. 88605T 100	13D/A	Page 5 of 9 pages

Item 4. Purpose of the Transaction

Founder Shares

In June 2020, the Sponsor purchased 8,625,000 shares of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.003 per share. In February 2021, the Issuer effected a stock dividend of 0.2 shares for each Founder Share outstanding, resulting in the Sponsor holding an aggregate number of 10,350,000 Founder Shares. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On February 4, 2021, Sponsor purchased 1,003,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $10,030,000 (the “Placement Unit Purchase Agreement”). Each Placement Unit consists of one share of Class A Common Stock (each, a “Placement Share”) and one-fifth of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share Class A Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Placement Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and Class A Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares and Class A Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Class A Common Stock if the Issuer does not complete the Business Combination within 24 months from the closing of the IPO (subsequently extended up to an additional 6 months) or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 24 months from the closing of the IPO (subsequently extended up to an additional 6 months), although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Class A Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Class A Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

CUSIP No. 88605T 100	13D/A	Page 6 of 9 pages

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Class A Common Stock issuable upon the exercise of a Placement Warrant, any Class A Common Stock issuable upon the conversion of the Founder Shares, and any Class A Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D/A for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 88605T 100	13D/A	Page 7 of 9 pages

Item 5. Interest in Securities of the Issuer

(a)-(b) The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 12,450,741 shares of Class A Common Stock outstanding as of December 16, 2022 (after giving effect to the redemptions reported in the Form 8-K filed by the Issuer on December 22, 2022), which includes: (i) 1,097,741 shares of Class A Common Stock, (ii) 1,003,000 shares of Class A Common Stock issuable upon exercise of the Placement Units, and (iii) 10,350,000 shares of Class A Common Stock issuable upon conversion of the Founder Shares.

TBCP III, LLC

a)		Amount beneficially owned: 11,353,000	Percentage: 91.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	11,353,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	11,353,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Gary A. Simanson

a)		Amount beneficially owned: 11,453,000	Percentage: 92.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	100,000
	ii.	Shared power to vote or to direct the vote:	11,353,000
	iii.	Sole power to dispose or to direct the disposition of:	100,000
	iv.	Shared power to dispose or to direct the disposition of:	11,353,000

The securities reported above are held of record by Sponsor and include: (i) 1,003,000 shares of Class A Common Stock underlying the Placement Units, and (ii) 10,350,000 shares of Class A Common Stock issuable upon conversion of the Founder Shares. Gary A. Simanson is the managing member of the Sponsor. As a result, Mr. Simanson has voting and investment discretion with respect to the Class A Common Stock held by the Sponsor. Mr. Simanson may thus be deemed to have beneficial ownership of the Class A Common Stock held directly by the Sponsor. Mr. Simanson disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

Mr. Simanson, in his individual capacity, purchased 100,000 Units in the IPO for $1,000,000. Each Unit consists of one share of Class A Common Stock and one-fifth of one warrant, each whole warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 88605T 100	13D/A	Page 8 of 9 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Placement Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Placement Unit Purchase Agreement, dated as of February 4, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Issuer with the SEC on February 10, 2021).

Exhibit 2	Registration Rights Agreement, dated as of February 4, 2021, by and among the Issuer and certain security holders including the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on February 10, 2021).

Exhibit 3	Insider Letter, dated as of February 4, 2021, by and among the Issuer, the Sponsor, and the executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 10, 2021).

Exhibit 4	Joint Filing Agreement, by and among the Reporting Persons (incorporated by reference to Exhibit 99.4 to the Form 13D filed by the Reporting Persons with the SEC on February 19, 2021).

CUSIP No. 88605T 100	13D/A	Page 9 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	TBCP III, LLC

	By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Managing Member

/s/ Gary A. Simanson